Exhibit E

RISK FACTORS

Risk Factors Relating to Peru

Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski, who took office in July 2016, in addition to the prior transition to President Ollanta Humala by President Alan García. President Kuczynski was in office through March 23, 2018, when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Martín Vizcarra was sworn in as president to complete the term through 2021. Peru’s GDP growth rates, low inflation, and both fiscal and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and levels of poverty and unemployment continue, notwithstanding the 38.0% drop in poverty levels between 2004 and 2016. Future government policies to pre-empt or respond to social unrest could include, among other things, the suspension of the enforcement of creditors’ rights and new taxation policies. The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its debt.

Furthermore, some of the measures proposed by the administration may generate political and social opposition, which may in turn prevent the government from adopting such measures as proposed. This creates further uncertainty in the ability of the administration to pass measures that it expects to implement. See “Recent Developments—History”.

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia and Venezuela may have an adverse effect on other countries in the region, including Peru.

Public health crises and epidemics/pandemics, such as the novel COVID-19 virus may materially adversely affect Peru’s economy.

The Government is deploying various economic and public health measures to address the pandemic caused by the novel COVID-19 virus. These measures are part of an economic stimulus plan that includes tax incentives among other tools intended to address the immediate impacts of the national state of emergency invoked by the Government to attempt to contain spread of the virus and lessen the strain on the health care system and the impact on the overall economy. The Ministry of Economy and Finance (MEF), the Central Reserve Bank of Peru (BCRP), the Superintendency of Banking, Insurance and AFPs (SBS), as well as other government entities have adopted specific measures to provide economic support to segments of the population, such as vulnerable population and small enterprises, which are most at risk in this crisis. See “Government measures in the face of the COVID-19 pandemic”.

The COVID-19 pandemic has had a material adverse impact on the Peruvian economy resulting in lower prices for primary goods, volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. In addition, social distancing and stay-at-home quarantine measures imposed to minimize pressure on the healthcare system and contain social costs, are adversely affecting dynamism of various productive sectors of the economy. Reduced activity in these economic sectors has resulted in reduced employment and less income for families and companies. COVID-19 has generated a simultaneous shock on supply and demand – a supply shock resulting from the abrupt paralysis of production in multiple sectors and on demand as a result of reduced consumption – which amplifies the negative effects on the economy.

Both the primary and secondary sectors of the Peruvian economy have been affected, among the most impacted being: (i) tourism, restaurants and travel agencies, (ii) transportation, warehousing and messengers and (iii) art and entertainment, in particular because of the suspension of group activities and self-isolation/social distancing mandates. As a result, the Government has implemented a plan to counteract the effects of COVID-19, targeted at minimizing the adverse impacts on the population and on economic activity. See “Recent Developments.”

In the short-term, the COVID-19 pandemic is not expected to have political consequences, especially as the political circumstances following the events of the second half of 2019 and the first quarter of 2020 have resolved much of the recent political turmoil in Peru, with a new Congress sworn in during the first months of 2020 and establishing that general elections will be held in 2021.

In the face of the crisis, Peru has committed to dedicate significant resources to strengthening the public health system. Social support to the neediest families has been approved to provide a public safety net to soften the brunt of the consequences of the virus on Peru’s most vulnerable citizens. Over the long-term, the Republic cannot assure you that the measures adopted to counteract the effects of the virus will be sufficient to restore public confidence or to restore economic growth.

RECENT DEVELOPMENTS

History, Government and Political Parties

History

On January 10, 2019, Congress ratified the referendum, previously submitted for public comment in October 2018 and approved by a majority of the public in December 2018, regarding the approval of a constitutional reform prohibiting re-election of members of Congress to consecutive terms. Specifically, Congress issued Law No. 30906 which incorporates article 90-A into the Peruvian Constitution of 1993, establishing the prohibition of reelection to consecutive terms. As such, current members of Congress will not be eligible for re-election in the next election.

On July 31, 2019, President Martín Vizcarra proposed constitutional reforms to permit the acceleration of presidential and congressional elections from 2021, as scheduled, to 2020. On September 25, 2019, the Constitutional Commission of Congress rejected President Vizcarra’s proposal.

On September 30, 2019, then Prime Minister Salvador del Solar requested a vote of confidence (cuestión de confianza) from the Congress to change the system for appointing judges to the Constitutional Court of Peru. Prior to considering the issue, Congress voted to appoint a judge to the Constitutional Court by majority approval. President Martín Vizcarra then took executive action to dissolve Congress under Article 134 of the Peruvian Constitution of 1993 and called for new congressional elections, which were held on January 26, 2020. President Vizcarra’s decision was based on the premise that Congress’ action to elect the judge constituted a second vote of “no confidence,” the first having occurred on September 14, 2017. Congress reacted to its dissolution by voting in favor of the vote of confidence sought by the Prime Minister and then voting to suspend President Vizcarra for twelve months and naming Vice President Mercedes Araoz as President to temporarily replace Mr. Vizcarra. Mrs. Araoz resigned one day following her appointment.

On October 10, 2019, Mr. Pedro Olaechea, the president of the “Permanent Commission of Congress” (Comisión Permanente del Congreso), filed a claim before the Constitutional Court seeking the Court to declare President Vizcarra’s dissolution of Congress unconstitutional and requested a preliminary injunction aimed to reinstate the dissolved Congress. On October 29, 2019, the Constitutional Court announced that it agreed to hear Congress’ claim but rejected the request for the preliminary injunction. On November 4, 2019, the Constitutional Court published its written resolution to admit the claim, clarified that its final decision would only have prospective effect and would not alter the timetable for the congressional elections scheduled for January 26, 2020.

On January 14, 2020, the Constitutional Court declared without effect the measure presented by the President of the Permanent Commission of Congress, with 4 votes in favor and 3 votes against, confirming that the measure adopted by Martín Vizcarra was constitutional, so that the closing of Parliament “was not a coup.”

As of March 31, 2020, the following ministers had been appointed:

•	Vicente Antonio Zeballos Salinas – Prime Minister.

•	Fernando Rafael Castañeda Portocarrero – Ministry of Justice and Human Rights.

•	Carlos Morán Soto – Ministry of Interior.

•	María Antonieta Alva Luperdi – Ministry of Economy and Finance.

•	Walter Roger Martos Ruiz – Ministry of Defense.

•	Gustavo Adolfo Meza-Cuadra Velásquez – Ministry of Foreign Affairs.

•	Susana Gladis Vilca Achata – Ministry of Energy and Mines.

•	Edgar Manuel Vásquez Vela – Ministry of Foreign Trade and Tourism.

•	Rocío Ingred Barrios Alvarado – Ministry of Production.

•	Sylvia Elizabeth Cáceres Pizarro – Ministry of Labor and Promotion of Employment.

•	Jorge Luis Montenegro Chavesta – Ministry of Agriculture and Irrigation.

•	Victor Marcial Zamora Mesía – Ministry of Health.

•	Carlos Martín Benavides Abanto – Ministry of Education.

•	Carlos Eduardo Lozada Contreras – Ministry of Transport and Communications.

•	Rodolfo Eugenio Yáñez Wendorff – Ministry of Housing, Construction and Sanitation.

•	Gloria Edelmira Montenegro Figueroa – Ministry of Women and Vulnerable Populations.

•	Fabiola Martha Muñoz Dodero – Ministry of Environment.

•	Sonia Elizabeth Guillén Oneeglio – Ministry of Culture.

•	Ariela María de los Milagros Luna Florez – Ministry of Development and Social Inclusion.

See “Risk Factors—Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.”

Budget Process

In the context of the dissolution of Congress described above and given that congressional elections were held in January 2020, the national budget for the 2020 fiscal year was approved by Urgency Decree No. 014-2019, issued by the Executive branch pursuant to the provisions of section 19 of article 118 and article 135 of the Peruvian Constitution of 1993.

Changes to Tax Law

On December 10, 2019, the regulations (reglamento) of the Income Tax Law (approved by Supreme Decree No. 122-94-EF) were amended by Supreme Decree No. 369-2019-EF, to align these regulations with the best practices of international tax control. The primary purpose of the amendments was to optimize tax control and collection abroad and to minimize tax evasion.

On December 12, 2019, the Executive branch published Emergency Decree No. 025-2019 (the “Emergency Decree”), modifying the income tax law and giving individual tax filers the right to receive automatic reimbursement of excess tax paid or withheld in prior tax filings. In addition, Legislative Decree No. 1372 requires corporate and legal entities to report their ultimate beneficial holders in an effort to allow tax authorities to reconcile tax filings and reduce tax evasion.

The revisions to the tax law also extends to December 31, 2020 the tax exemption on contributions made to foundations and not-for-profit entities. In addition, in an effort to promote transparency, SUNAT (the income tax agency) will publish a list of foundations and not-for-profit entities that receive contributions.

In addition, the Emergency Decree establishes that SUNAT will reimburse overpayment of income and payroll taxes to individual tax payers, within 30 business days from the income tax filing deadline.

The Emergency Decree designates the distributors of mutual funds quotas as income tax withholding agents. Legislative Decree No. 1372 amended who is considered a final beneficiary in investment funds and trusts.

On March 18th, 2020, SUNAT published the National Superintendency Resolution of Internal Taxes No. 008-2020, which establishes that SUNAT has the discretionary right not to administratively sanction tax infractions incurred by debtors during the state of national emergency.

Congressional Elections - 2020

As a result of the 2020 Extraordinary Congressional Elections, held on January 26, 2020, 130 members of Congress corresponding to the 26 electoral districts (24 departments, Metropolitan Lima and the Constitutional Province of Callao) were elected. The results of the election, were as follows:

•	Acción Popular garnered the largest number of representatives with 25;

•	Alianza para el Progreso had 22;

•	Frente Popular Agrícola del Perú - FREPAP had 15;

•	Fuerza Popular had 15;

•	Unión por el Perú had 13;

•	Podemos Perú had 11;

•	Somos Perú had 11;

•	Partido Morado had 9; and

•	Frente Amplio had 9.

Traditional political parties such as APRA, Solidaridad Nacional, PPC, among others, did not manage to achieve the electoral threshold in this election.

On March 11, 2020, the members of the Preparatory Board of the new Congress assumed their functions aiming to take the oath of the new representatives for the period 2020-2021. The Board of Directors of the Preparatory Board consists of three congressional representatives, namely, Mónica Saavedra Ocharán of Acción Popular as president as she garnered the highest vote total in the party with the largest number of representatives, Carlos Enrique Fernández Chacón of Frente Amplio as first secretary and María Isabel Bartolo Romero of Unión por el Perú as second secretary.

On March 16, 2020, the new Congress took the oath of office in a private ceremony due to concerns related to the COVID-19 pandemic. On that date, the plenary session of Congress elected its Board of Directors (mesa directiva) for the 2020-2021 term. The Congress Board of Directors consists of four congressional representatives: (i) Manuel Arturo Merino De Lama of Acción Popular as president, (ii) Luis Alberto Valdez Farías of Alianza por el Progreso, as first vice-president, (iii) Guillermo Alejandro Antonio Aliaga Pajares of Somos Perú, as second vice-president, and (iv) Maria Teresa Vega Cabrera of Podemos, as third vice-president.

Presidential Elections - 2021

The National Commission of Elections (Jurado Nacional de Elecciones) had reported that the schedule for the general elections in 2021 would be established at the latest on April 11, 2020, the date on which the electoral roll would be closed. The electoral roll closed on April 11, 2020 through Resolution No. 47-2020/JNAC/RENIEC, although no schedule has been provided for yet.

No official notice has been issued regarding delays to the schedule due to the COVID-19 pandemic, however expert opinions have stated that the beginning of the electoral process must be postponed through a transitory disposition that must be approved by Congress.

The schedule shall include the timing for the regional elections, primary elections and the general election. Once the schedule is approved, National Commission of Elections will coordinate with the Executive branch to call the primary elections, since calling for general elections is an attribution of the President of the Republic in accordance with section 5 of article 118 of the Peruvian Constitution of 1993.

Legal Proceedings

On April 5, 2017, Lidercón S.L. filed a request for arbitration with ICSID against Peru relating to a dispute arising from a contract requiring technical inspection of vehicles in Lima and Callao. The arbitration concluded on March 6, 2020, in which the arbitration tribunal issued its award, which dismissed Lidercón S.L.’s claims and ordered Lidercón S.L. to pay U.S.$ 4’006,516.64 for expenses.

On July 24, 2018, the Spanish company ENAGAS filed a request for arbitration with ICSID in relation to its claim against the Government for U.S.$577 million, which is the alleged investment made on the Gaseoducto del Sur project. The arbitration tribunal was constituted on July 18, 2019.

On July 27, 2018, Sociedad Aeroportuaria Kuntur Wasi S.A. filed a request for arbitration with ICSID in relation to the termination of the concession agreement of the International Airport of Chinchero, in Cusco. In case of an unfavorable resolution, the Government may pay U.S.$40 million to the concessionaire. On March 6, 2019 the initial composition of tribunal was reconstituted.

On December 28, 2018, Hydrika 1 S.A.C. filed a request for arbitration with ICSID in relation to the non-execution of six (6) agreements to build mini-power plants due to disagreements with the local communities. The arbitral tribunal was constituted on July 8, 2019.

On June 12, 2019, IC Power Limited & Kenon Holdings Limited filed a request for arbitration with ICSID against Peru, invoking the Peru-Singapore Free Trade Agreement. The arbitration tribunal was constituted on October 30, 2019. Resolution of this claim is pending.

On August 30, 2019, Latam Hydro LLC and CH Mamacocha S.R.L. filed a request for arbitration to ICSID in relation to the execution of a hydroelectric power station project in Arequipa, invoking the Peru-US Free Trade Agreement. The arbitration tribunal was constituted on March 9, 2020. Resolution of this claim is pending.

On January 21, 2020, Odebrecht Latinvest S.à.r.l. filed a request for arbitration to ICSID, invoking the Peru-Union Economic Belgo-Luxembourg Bilateral Investment Treaty. The arbitration tribunal has not been constituted. Resolution of this claim is pending.

On February 28, 2020, Freeport-McMoran Inc. filed a request for arbitration with ICSID regarding its investments in the Cerro Verde Mining Complex, invoking the Peru-US Free Trade Agreement. The arbitration tribunal has not been constituted. Resolution of this claim is pending.

Government measures in the face of the COVID-19 pandemic

The government has announced and is implementing an economic stimulus and support plan, equivalent to approximately 12% of 2019 GDP, to address and mitigate the negative impact of the COVID-19 outbreak on the population and on economic activity. This plan is focused on mitigating the impact on employment and public health and minimizing the impact on the economy including the production of essential goods. To achieve this goal, tax and public spending tools have been deployed, as well as other liquidity measures related, for example, to increase access of citizens to private savings and Public Treasury guarantees for loans to companies to support working capital needs.

Urgent Measures aimed at combating the effects of the emergency

Urgent attention has been given to strengthening the health care system and public safety and to the delivery of humanitarian aid, through the following measures:

•

Declaration on March 11, 2020, of a 90-day national health emergency to prevent and control the spread of COVID-19, that resulted in the closure or restricted operations of ports, airports, land entry points, educational centers, public spaces and private, transport and work centers.

•

Declaration on March 15, 2020, of a 15-day state of emergency, providing for compulsory social isolation (quarantine), guaranteed access to essential services and goods, restrictions on freedom of movement and commercial activities, the temporary closure of borders and the use of the national police and armed forces to monitor strict implementation of compulsory social isolation. Subsequently, the state of national emergency was extended for an additional 13 days with increased traffic restrictions implemented. On April 8, 2020, President Vizcarra announced that the state emergency will be extended through April 26, 2020.

•

Strengthening of health services, through the acquisition of goods and services to support the improvement of physical spaces in all the country aimed at taking care of patients related to or afflicted by COVID-19 (e.g., conversion into a hospital facility of the Lima 2019 Pan American Village developed for the 2019 Pan American games), strengthening of communications infrastructure such as telephone support lines and the creation of a mobile application to assist citizens in reporting symptoms of the virus and consequently assist with detection and prevention, contracting with laboratories to administer tests, purchasing test-kits and related technological support, and providing bonuses to health personnel providing COVID-19 support. As of April 13, 2020, the Government reported 9,784cases and 216 deaths related to COVID-19 virus.

•

Public expenditure to clean and disinfect public spaces to prevent and control the spread of COVID-19, improve public safety, facilitate the delivery of humanitarian aid, assist with the repatriation of Peruvian citizens from other affected jurisdictions and strengthen support for penitentiaries.

Measures to provide financial support to families

•	Tax relief such as extending tax filing deadlines and automatic reimbursement of excess taxes withheld or overpaid in the 2019 tax year.

•

Payment of a S/380.00 subsidy in the form of direct payments to households at or below the poverty level and to self-employed workers. These payments were administered by Banco de la Nación and processed with support of local banks. Eligible recipients were identified by reference to data available from the public health and welfare authorities regarding the neediest households.

•

Access to liquidity for families, including by allowing workers to request early withdrawals from their (i) Compensation for Length of Service (CTS for its acronym in Spanish) accounts in an amount of up to S/2,400.00 and (ii) and pension fund accounts in an amount of up to S/2,000.00. Ability to withdraw up to S/2,400.00 from the Compensation for Length of Service account will provide Peruvian households access to liquidity of approximately S/4,400 million. In addition, the withdrawal of up to S/2,000.00 of the funds available in an individual’s Private Pension Funds account will benefit workers who have been unemployed for at least six months. This measure will benefit approximately 3.8 million Peruvians, of which it is estimated that approximately 1.4 million citizens will be able to withdraw 100% of their funds, equivalent to approximately S/4,500 million of available funds to households. There is currently legislation that has been approved by Congress that would allow individuals to withdraw of up to 25% of the amount in their Private Pension Fund account. For further details, see “Measures taken by Congress”.

•

Exemption for companies from the mandatory withholding of contributions to private pension funds for the month of April (representing 10% of a worker’s compensation). This measure would inject S/1,100 million of liquidity into Peruvian households.

Measures to support companies

•

Tax incentives to provide liquidity to micro and small companies, such as the early release of funds from committed lines of credit, tax payment deferrals or extensions until June 2020, and suspension of default interest payments.

•	Public spending, including payroll subsidies and the creation of the Business Support Fund.

•

Creation of the Reactiva Perú (Reactivate Peru) Program pursuant to Legislative Decree No. 1455, under which the Government aims to promote commercial banks to make available new financings to companies and providing a Government guarantee for such, up to an aggregate principal amount of S/30,000 million, to provide working capital to such companies to support employment and ensure availability of funds and stability of payment systems within the Peruvian economy collection and recovery of loan portfolios in the framework of the Reactiva Perú program.

•

On April 12, 2020, the Complementary Modifying Provision of Legislative Decree No. 1457 modified the Reactiva Peru program, in order to ensure availability of funds and stability of payments in the context of the impact of the COVID-19 pandemic on the Peruvian economy. Legislative Decree 1457, that establishes the limits of the guarantee, and the percentages covered, and the total amount of obligations to be guaranteed per company, and that the term of the credits, provided for in number 7.1 of article 7 of Legislative Decree No. 1455 and its amendments, can only be modified once by means of a Supreme Decree countersigned by the Ministry of Economy and Finance (MEF). Among the main modifications is that the guarantee that the Reactiva Peru program grants for loans denominated in soles covers a maximum of one month of sales or three times the annual contribution to Essalud. Previously only the lower of the two amounts was considered.

•

In addition, Legislative Decree No. 1457 modified the Reactiva Peru program establishing that affiliates of financial entities may benefit from the Reactiva Peru program as long as they access credit through an unaffiliated financial entity. Finally, changes were approved to the credit rating requirement, specifying that companies without any credit rating in the preceding 12 months will be considered to be in the “Normal” category –as per the Superintendency of Banking, Insurance and AFPs (SBS) categorization– notwithstanding the impact of the virus.

•

The Operating Regulations of the Reactiva Peru program were approved through Ministerial Resolution No. 134-2020-EF / 15 of April 13, 2020, establishing that the program will have a term of four years from the execution of the respective guarantee or support agreement, including the settlement period of the mentioned program. Corporación Financiera de Desarrollo S.A. (Cofide), will be in charge of administering the program. The regulation also sets forth the mechanisms for the collection and recovery of loan portfolios in the framework of the Reactiva Peru program.

Measures taken by the Central Bank

•

Modifying the limit for swap and forward operations for the sale of foreign currency in exchange for local currency from U.S.$575 million per week to U.S.$675 million per week per financial institution, without requiring additional reserves, in order to support foreign exchange hedges.

•	Reducing the reference interest rate by 200 basis points from 2.25% to 0.25%.

•	Reducing the minimum legal reserve requirement in soles from 5% to 4%.

•	Decreasing the minimum current account requirement in soles from 1.0% to 0.75% of the obligations subject to reserve requirements.

•	Reducing the reserve requirement from 50% to 9% for obligations in foreign currency with average terms equal to or less than two years entered into with foreign financial entities.

•	Suspending the additional reserve requirement associated with lines of credit in foreign currency for the remainder of 2020.

•	Approving a new liquidity instrument to provide access to funds for financial entities, consisting of repurchase operations using Peruvian government guaranteed loans as collateral.

Measures taken by the Superintendency of Banks, Insurance and Pension Funds

•	Authorizing financial institutions to adopt exceptional measures and make modifications to existing credit agreements or rescheduling of maturities so that debtors can meet payment obligations.

•	Expansion of allowed monetary limits per se operation (wire transfers, conversion payments, among others) to be carried out through electronic money accounts.

•

Procedures for managing extraordinary withdrawals from pension fund accounts set forth in the Supreme Decree No. 034-2020 (threshold of S/2,000) themselves of the suspension. For the years 2020 and 2021, the Declaration filed by MEF must include an evaluation of the impact of COVID-19 on public finances.

Measures taken by the Executive branch

•

On April 12, 2020, the Executive branch promulgated Legislative Decree No. 1457, which exceptionally suspends for the years 2020 and 2021, the following fiscal rules established in article 6.1 of Legislative Decree 1276 of 2016 (Legislative Decree that approves the Fiscal Responsibility and Transparency Framework of the Non-Financial Public Sector), as well as the exceptional modifications that have been established over the years to those macro-fiscal rules, through Law No. 30637 and Urgent Decree No. 032-2019: (i) debt rule; (ii) economic result rule; (iii) general government non-financial expenditure rule; and (iv) general government current expenditure rule. Legislative Decree 1276 defines the Non-Financial Public Sector as the group of all non-financial entities in the public sector. The Non-Financial Public Sector is composed by the public entities of the General Government and the public non-financial companies.

This suspension was implemented to counteract the adverse economic impact produced by the spread of the COVID-19 pandemic on the Peruvian economy. The Ministry of Economy and Finance (MEF) publishes in its institutional portal within the first semester of each year and files to the Peruvian Congress and to the Fiscal Counsel, a Declaration on Compliance of Fiscal Responsibility attesting to compliance with fiscal rules. For the years 2020 and 2021, the Declaration filed by MEF must include an evaluation of the impact of COVID-19 on public finances.

•

On April 14, 2020, Urgent Decree 038-2020 was published granting a new subsidy for workers whose employers has suspended the employment relationship through a “perfect suspension of labors” that may have a term of up to 3 months. This new subsidy will grant workers a monthly stipend of S/760 for up to 3 months.

Measures taken by Congress

•

On April 3, 2020, a plenary session of Congress approved new legislation that allows the suspension of collection of tolls in all Toll Collection Units of national, regional and local road networks (Red Vial) during the country’s state of national emergency. This legislation is pending to be published in the Peruvian Official Gazette “El Peruano” and, therefore, is not yet in force.

•

On April 3, 2020, a plenary session of Congress approved a legislative proposal allowing contributors to the Private Pension System to withdraw an amount equal to the lesser of: (i) 25% of their individual pension funds or (ii) S/12,900. Contributors that have less than S/17,200 in their individual pension funds may withdraw an amount equal to S/4,300. If this legislative proposal is enacted as currently proposed, it is expected to have an adverse impact on the Private Pension System, insofar as the Pension Fund Administrators will have to liquidate assets to have sufficient liquid funds available to comply with the proposed mandate. This measure is under review of the Executive branch which may submit observations to the legislative proposal in due course. If the Executive branch submits observations to the legislative proposal, Congress may still enact the original legislative proposal with the favorable vote of 66 representatives.

In addition, tax measures have been adopted with the objective of providing liquidity to families and companies. For example, a 0% tariff has been adopted for the importation of medicines, as well as tax relief for families and companies (mainly MSMEs), release of tax retentions, postponement of tax installment payments and reduction of penalty interest for late payment of taxes.

Moreover, the current COVID-19 pandemic and its potential impact on the global economy may require the Peruvian Government to adopt additional changes in existing regulations or implement more stringent regulations, which may further adversely impact Peru’s economy, the prices of and Peru’s ability to make payments on its outstanding securities or other indebtedness.

The COVID-19 pandemic may also have the effect of heightening the other risks described in our Annual Report on Form 18-K filed on June 11, 2019, such as those relating to economic, social and political developments in Peru and credit ratings.

The Economy

Gross Domestic Product and the Structure of the Economy

During 2019, Peru’s economy expanded 2.2% in real terms based on GDP growth, and domestic demand increased 2.3% compared to 2018, due primarily to an increase in private and public consumption and higher private investment. The deceleration of GDP growth (from 4.0% in 2018 to 2.2% in 2019) resulted from lower growth rates of the global economy (3.6% in 2018 compared to 3.0% in 2019), and terms of trade (1.8% in 2019).

For 2019, private consumption grew by 3.0% in real terms compared to the 3.8% increase in real terms in 2018, due to lower growth in income. This lower growth in income was partially offset by an acceleration in the rate of employment in the final months of 2019. Private investment increased 4.0% in 2019 compared to 2018, primarily due to increased investment in copper projects (from U.S.$4,947 million in 2018 to U.S.$6,157 million in 2019). Investment in other sectors of the economy contributed, to a lesser extent, to higher total investment, increasing 1% in 2019 as compared to 2.0% in 2018.

In 2019, public sector consumption increased by 2.4% due to higher public expenditures related to the acquisition of goods and services by the Peruvian government. Investment decreased 2.1% in 2019, mainly as a result of a decrease in investments in hospitals and roads by regional and municipal governments, following the election of local government leaders, as compared to 2018. Total gross investment grew 0.3% in 2019 as compared to 7.2% growth in 2018.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2018(1)	2019(1)
Government consumption	25,669	26,495
Private consumption	146,452	151,768

Total consumption	172,121	178,263

Gross investment:
Private sector	39,678	41,251
Public sector	10,897	10,570
Change in inventories	(1,795)	(3,005)

Total gross investment	48,780	48,816

Demand	220,901	227,078
Exports of goods and services	56,149	55,184
Imports of goods and services	51,755	51,849

Net (exports)	4,395	3,335

GDP	225,296	230,413

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2018(1)	2019(1)
Government consumption	59,710	61,122
Private consumption	342,541	352,747

Total consumption	402,251	413,869
Gross investment:
Private sector	96,916	100,745
Public sector	24,674	24,156
Change in inventories	(4,315)	(7,281)

Total gross investment	117,275	117,620

Demand	519,526	531,490
Exports of goods and services	148,402	149,623
Imports of goods and services	132,845	134,463

Net (exports)	15,557	15,161

GDP	535,083	546,650

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the year ended December 31,
	2018(1)	2019(1)
Government consumption	11.4	11.5
Private consumption	65.0	65.9

Total consumption	76.4	77.4
Gross investment:
Private sector	17.6	17.9
Public sector	4.8	4.6
Change in inventories	(0.8)	(1.3)

Total gross investment	21.6	21.2
Demand	98.0	98.6
Exports of goods and services	24.9	24.0
Imports of goods and services	23.0	22.5

Net (exports)	2.0	1.4

GDP	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change of total GDP, at constant 2007 prices)

	For the year ended December 31,
	2018(1)	2019(1)
Government consumption	0.8	2.4
Private consumption	3.8	3.0
Total consumption	4.6	5.4
Gross investment:
Private sector	4.2	4.0
Public sector	6.8	(2.1)
Change in inventories	(35.3)	68.7
Total gross investment	7.2	0.3
Demand	4.2	2.3
Exports of goods and services	2.4	0.8
Imports of goods and services	3.2	1.2
Net (exports)	(3.6)	(2.5)
GDP	4.0	2.2

(1)	Preliminary data.

Source: Central Bank.

In 2019, public savings represented 3.0% of GDP as compared to 2.5% of GDP in 2018, as a result of reduced public investment. For 2019, domestic savings decreased to 19.7% of GDP from 20.0% of GDP for 2018, mainly due to a decrease in private sector savings resulting from slower increase in average salaries and a depreciation of the currency against the U.S. dollar. External savings as a percentage of GDP decreased to 1.5% of GDP in 2019 from 1.7% of GDP in 2018.

Domestic investment as a percentage of GDP decreased to 21.2% in 2019 from 21.7% in 2018, primarily due to the increase of inventories.

Investment and Savings

(as a percentage of current GDP)

	For the year ended December 31,
	2018(1)	2019(1)
Domestic savings:
Public savings	2.5	3.0
Private savings	17.4	16.7

Total domestic savings	20.0	19.7
External savings	1.7	1.5

Total savings	21.7	21.2
Domestic investment	21.7	21.2

(1)	Preliminary data.

Source: Central Bank.

For 2019, per capita GDP increased 0.7% compared to 2018.

Per Capita GDP(1)(2)

(in U.S. dollars, at current prices)

	For the year ended December 31,
	2018	2019
Per capita GDP	7,012	7,062

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are mining and hydrocarbons, manufacturing, services (including wholesale and retail trade, transportation and tourism), agriculture and livestock.

Gross Domestic Product by Sector

(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2018(1)	2019(1)
Primary production:
Agriculture and livestock(2)	29,461	30,395
Fishing	2,837	2,103
Mining and hydrocarbons(3)	70,749	70,714

Total primary production	103,047	103,212
Secondary production:
Manufacturing	68,497	67,334
Construction	31,334	31,812
Electricity and water	9,826	10,211

Total secondary production	109,657	109,357
Services:
Wholesale and retail trade	57,243	58,960
Other services(4)	265,135	275,122

Total services	322,378	334,082

Total GDP	535,083	546,650

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes lodging, telecommunications, services rendered to private enterprise, government services and defense, other services and taxes. Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the relative percentage contribution to GDP and growth rate of each economic sector for the periods shown, in each case compared to the corresponding prior period.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 2007 prices)

	For the year ended December 31,
	2018(1)	2019(1)
Primary production:
Agriculture and livestock(2)	5.5	5.6
Fishing	0.5	0.4
Mining and hydrocarbons(3)	13.2	12.9

Total primary production	19.3	18.9
Secondary production:
Manufacturing	12.8	12.3
Construction	5.9	5.8
Electricity and water	1.8	1.9

Total secondary production	20.5	20.0
Services:
Wholesale and retail trade	10.7	10.8
Other services(4)	49.6	50.3
Total services	60.2	61.1

Total GDP	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes lodging, telecommunications, services rendered to private enterprise, government services and defense, other services and taxes. Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector

(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2018(1)	2019(1)
Primary production:
Agriculture and livestock(2)	7.8	3.2
Fishing	47.7	(25.9)
Mining and hydrocarbons(3)	(1.5)	—
Total primary production	2.0	0.2
Secondary production:
Manufacturing	5.9	(1.7)
Construction	5.3	1.5
Electricity and water	4.4	3.9
Total secondary production	5.6	(0.3)
Services:
Wholesale and retail trade	2.6	3.0
Other services(4)	4.4	3.8
Total services	4.1	3.6
Total GDP	4.0	2.2

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes lodging, telecommunications, services rendered to private enterprise, government services and defense, other services and taxes. Includes taxes on products and import duties.

Source: Central Bank.

GDP grew 2.2% in 2019, compared to 2018. In 2019, GDP the growth rate was primarily driven by increased production in agriculture and livestock, electricity, construction, wholesale and retail trade and other services, partially offset by a contraction of 1.3% in primary production, which was mainly due to lower availability of anchovy and reduced mineral production. In terms of contribution to GDP in 2019, mining and hydrocarbons accounted for 12.9%, manufacturing for 12.3%, construction for 5.8%, wholesale and retail trade for 10.8% and other services for 50.3%. In total, the primary and secondary sectors contributed an aggregate of 38.9% to GDP in 2019.

Primary Production

During 2019, primary production increased by 0.2% compared to 2018, due to an increase in agriculture production offset in part by the decrease of production in fishing and mining. In terms of contribution to GDP, agriculture and livestock accounted for 5.6% in 2019. In total, the primary sectors contributed 18.9% to GDP in 2019.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. The sector contributed 5.5% and 5.6% to GDP in 2018 and 2019, respectively. Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits and vegetables, which together accounted for approximately 70.9% and 71.1% of agricultural production in 2018 and 2019, respectively. Peru’s main agricultural export products are coffee, cotton and sugar, which together accounted for approximately 11.3% and 11.2% of agricultural production in 2018 and 2019, respectively.

During 2019, the agriculture and livestock sector grew 3.2% driven by production of products oriented to domestic consumption (potatoes, bananas, yucca, lemons and tangerines), and for exports (blueberry, coffee, mango, cocoa, avocado and olive), as well as chicken and eggs. For this sector 2019 represented 15 years of continuous growth. Agriculture grew 2.6% and livestock 4.1%, in each case, compared to 2018.

Fishing

Fishing is a small part of the Peruvian economy, contributing 0.4% to GDP in 2019. Fish products accounted for 6.7% and 7.3% of exports in 2018 and 2019, respectively, considering both traditional exports (fish meal and fish oil) and non-traditional exports (frozen shellfish and mollusks, frozen fish, and prepared and canned food).

In 2019, fishing production contracted by 25.9% compared to 2018, mainly due to the lower anchovy fishing quotas during the first season in the North-Center section and the lower catch in the second season, due to the large presence of juvenile fish. In 2019 there was a decrease in fishing of maritime origin, due to the 44.4% decrease in extraction of species that are primarily used in products destined for indirect human consumption (industrial use), mainly as a result of lower catches of anchovy to 3,379,276 tons in 2019 compared to 6,072,888 tons in 2018.

Mining and Hydrocarbons

The mining and hydrocarbons sector had no variation in 2019, compared to 2018 due to decreased mining production of 0.8%, partially offset by increased hydrocarbons extraction of 4.6%.

Mining

Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. Although mining contributed just 9.1% to GDP in 2019, mineral products are Peru’s main export accounting for 58.9% of total exports by value in 2019 and 2018, respectively. Gold and copper accounted for 17.8% (U.S.$8.5 billion) and 29.1% (U.S.$13.9 billion) of total exports by value, respectively, during 2019 and 16.8% (U.S.$8.3 billion) and 30.4% (U.S.$14.9 billion) of total exports by value, respectively, during 2018. In addition, copper accounted for 49.5% of the total mining export, in 2019 and 51.7% in 2018.

Metal mining production in 2019 decreased 0.8% compared to a contraction of 1.5% in 2018, primarily due to an 8.4% decrease in gold production, 4.7% in zinc and 7.2% in silver. This resulted in a 1.9% contraction in the contribution of the sector to total GDP, partially offset by increased production of molybdenum (8.6%), copper (0.8%), iron (6.1%), lead (6.6%) and tin (6.7%), which collectively resulted in a 1.2% increase to the sector.

Hydrocarbons. In 2019, the hydrocarbon sector increased 4.6% compared to 2018, mainly due to higher levels of crude oil production (8.5%), natural gas (5.7%) and liquid natural gas (1.5%), following four years of consecutive contraction.

Secondary Production

Manufacturing

In 2019, the manufacturing sector decreased by 1.7% compared to 2018, primarily due to primary manufacturing activity, which decreased by 8.8%, offset by an increase of 1% in non-primary manufacturing activity.

Primary manufacturing. In 2019, the primary manufacturing decreased by 8.8% compared to 2018, due to lower production of fish flour and lower manufacturing of precious metals and other non-ferrous metals, and of oil refining products.

Non-primary manufacturing. In 2019, non-primary manufacturing increased 1.2%, compared to 2018, mainly due increased production in the sectors of food and beverage (6,9%), wood and furniture (6.5%), non-metallic minerals (2.7%), iron and steel (1.4%), metallic products, machinery and equipment (2.5%), and industrial services (9.1%).

Construction

The construction sector increased 1.5% in 2019 and contributed 5.8% to GDP. This increase was primarily due to an increase in the number of private construction projects, which in turn was mainly due to increased investment in real estate projects as well as in shopping malls, an upward trend in domestic cement consumption of 4.7%. The advance of works in process decreased by 7.0% compared to 2018.

Electricity, Water and Gas

Electricity. In 2019, the electricity sub-sector grew 4.1% due to a 5.7% increase in thermoelectric generation, as well as a 2.8% increase in hydroelectric generation.

Water. In 2019, water production grew 1.5% due to the increase in the production volumes of SEDAPAR and SEDAPAL.

Gas. In 2019, gas distribution increased 15.2% due to increased demand for gas from electricity generating plants (21.7%), industries (1.1%) and the distribution of natural gas for automobiles (1.4%).

Services

Wholesale and Retail Trade

In 2019, wholesale and retail trade increased by 3.0% due primarily to a 3.4% increase in wholesale retail commerce and the sale of automobiles.

Other Services

The other services sector includes services to companies (3.4%), government services (4.9%), transportation (2.3%), telecommunication (5.6%), financial and insurance (4.4%), lodging and restaurants (4.7%). In aggregate, this sector grew 3.8% in 2019, compared to 2018. As a result, the other services sector accounted for 50.3% of GDP in the six months ended June 30, 2019, an increase of 0.7% from the same period in 2018.

Concessions

On April 29, 2019, a 30-year concession was granted in connection with the treatment of waste water at the Titicaca Lake in Puno. The projected investment in connection with this concession is U.S.$260.6 million (S/863,070,375). On October 30, 2019, three projects were granted electricity generation licenses that will benefit the population of Piura, Tumbes, Aguaytía and Pucallpa, with a projected total investment of U.S.$90.7 million (S/300.4 million).

Balance of Payments and Foreign Trade

Balance of Payments

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

•	net exports of goods and services;

•	net financial and investment income; and

•	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2018(8)	2019(8)
Current account:
Trade balance:
Exports (FOB)(1)	49,066	47,688
Imports (FOB)(1)	(41,870)	(41,074)

Trade balance	7,197	6,614
Services, net	(2,759)	(3,114)
of which:
Net income from tourism(2)	954	1,001
Net income from transportation(3)	(1,300)	(1,516)
Financial and investment income, net(4)	(11,814)	(10,748)
Current transfers, net	3,556	3,718
of which:
Workers’ remittances	3,225	3,326

Current account balance	(3,821)	(3,530)
Capital account:
Foreign direct investment	6,469	7,996
Portfolio investment	(442)	(511)
Other medium and long-term capital(5)	(2,987)	2,469
of which:
Disbursements to the public sector	1,800	1,820
Other capital, including short-term capital	(1,503)	618

Capital account balance	1,537	10,571
Errors and omissions(6)	(1,345)	(132)

Balance of payments	(3,629)	6,909

Financing:
Change in gross Central Bank reserves(7)	3,629	(6,909)
Use of IMF Resources
Exceptional financing, net	—	—
Total financing	3,629	(6,909)
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(1.7)	(1.5)
Public sector: bond trading in the secondary market (net)

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.
(8)	Preliminary data.

Source: Central Bank.

Current Account

Peru’s current account registered a deficit of U.S.$3.5 billion, or 1.5% of GDP, in the year ended December 31, 2019, primarily due to a decrease in exports compared to 2018.

Trade Balance

In 2019, exports decreased by 2.8% primarily due to lower exports of traditional mining, petroleum and natural gas products compared to 2018. Imports decreased by 1.9% in 2019, compared to 2018, showing decreased imports of intermediate goods. In 2019 and 2018, Peru’s exports consisted primarily of exports of:

•

traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S.$28.1 billion during 2019, representing 58.9% of total exports, as compared to U.S.$28.9 billion in 2018, representing 58.9% of total exports;

•	petroleum and derivative products valued at U.S.$3.0 billion during 2019, representing 6.2% of total exports, as compared to U.S.$4.0 billion in 2018, representing 8.2% of total exports;

•

traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$1.9 billion during 2019, representing 4.0% of total exports, as compared to U.S.$1.9 billion in 2018, representing 3.9% of total exports;

•

non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$1.4 million during 2019, representing 2.8% of total exports, as compared to U.S.$1.4 million in 2018, representing 2.9% of total exports; and

•

non-traditional agriculture and livestock exports valued at U.S.$6.3 billion during 2019, representing 13.3% of total exports, as compared to U.S.$5.9 billion in 2018, representing 12.1% of total exports.

The following tables provide further information on exports for the periods presented.

Exports(1)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2018(1)	2019(1)
Traditional:
Fishing	1,938	1,929
Agricultural	762	774
Mineral	28,899	28,074
Petroleum and natural gas	4,039	2974

Total traditional	35,638	33,751
Non-traditional:
Agriculture and livestock	5,913	6,341
Fishing	1,329	1,564
Textiles	1,402	1,354
Timbers and papers, and manufactures	339	321
Chemical	1,562	1,600
Non-metallic minerals	629	604
Basic metal industries and jewelry	1,325	1,310
Fabricated metal products and machinery	591	558
Other products(2)	150	131

Total non-traditional	13,240	13,783
Other products(3)	189	154

Total exports	49,066	47,688

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports(1)

(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2018(1)	2019(1)
Traditional:
Fishing	3.9	4.0
Agricultural	1.6	1.6
Mineral	58.9	58.9
Petroleum and natural gas	8.2	6.2

Total traditional	72.6	70.8
Non-traditional:
Agriculture and livestock	12.1	13.3
Fishing	2.7	3.3
Textiles	2.9	2.8
Timbers and papers, and manufactures	0.7	0.7
Chemical	3.2	3.4
Non-metallic minerals	1.3	1.3
Basic metal industries and jewelry	2.7	2.7
Fabricated metal products and machinery	1.2	1.2
Other products(2)	0.3	0.3

Total non-traditional	27.0	28.9
Other products(3)	0.4	0.3

Total exports	100.0	100.0

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In 2019 and 2018, Peru’s imports consisted primarily of imports of:

•

intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$19.1 billion in 2019, representing 46.5% of total imports, as compared to U.S.$20.5 billion in 2018, representing 49.0% of total imports;

•

capital goods, such as transportation and building equipment, valued at U.S.$12.3 billion in 2019, representing 29.9% of total imports, as compared to U.S.$11.6 billion in 2018, representing 27.8% of total imports; and

•	consumer goods valued at U.S.$9.6 billion in 2019, representing 23.3% of total imports, as compared to U.S.$9.6 billion in 2018, representing 22.9% of total imports.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2018(1)	2019(1)
Consumer goods:
Durable goods	4,286	4,167
Non-durable goods	5,305	5,409

Total consumer goods	9,591	9,576
Intermediate goods:
Petroleum products, lubricants	6,593	5,648
Raw materials for agriculture	1,459	1,449
Raw materials for manufacturing	12,463	12,004

Total intermediate goods	20,516	19,101
Capital goods:
Construction materials	1,193	1,304
For agriculture	150	152
For manufacturing	7,373	7,803
Transportation equipment	2,926	3,037

Total capital goods	11,641	12,295
Other(2)	123	102

Total imports	41,870	41,074

Memorandum items:
Temporal admission imports(3)	312	410
Imports into free trade zone(4)	212	220

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2018(1)	2019(1)
Consumer goods:
Durable goods	10.2	10.1
Non-durable goods	12.7	13.2

Total consumer goods	22.9	23.3
Intermediate goods:
Petroleum products, lubricants	15.7	13.7
Raw materials for agriculture	3.5	3.5
Raw materials for manufacturing	29.8	29.2

Total intermediate goods	49.0	46.5
Capital goods:
Construction materials	2.8	3.2
For agriculture	0.4	0.4
For manufacturing	17.6	19.0
Transportation equipment	7.0	7.4

Total capital goods	27.8	29.9
Other (2)	0.3	0.2

Total imports	100.0	100.0

Memorandum items:
Temporal admission imports(3)	0.7	1.0
Imports into free trade zone(4)	0.5	0.5

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)

Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna Special Processing Area is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

For the year ended December 31, 2019, the capital account balance increased by 587.8%, compared to 2018. This increase in 2019 was due to an increase in the financing account of the public sector derived from a larger number of sovereign and global bonds acquired by non-residents as a part of two transactions relating to the administration of debt that took place in June and December 2019.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2018(1)	2019(1)
United States	16.2	11.9
Canada	1.9	5.0

Total North America	18.1	16.9
Brazil	3.5	3.0
Bolivia	3.7	5.1
Other	8.4	9.3

Total Latin America and the Caribbean	15.6	17.4
Switzerland	4.3	4.8
The Netherlands	2.8	3.0
Other	7.7	5.2

Total Europe	14.8	12.9
Japan	4.4	4.1
China	27.0	28.3
India	5.1	3.7
South Korea	5.0	4.7
Other	3.3	4.6

Total Asia	44.8	45.4
Other	6.8	7.3

Total exports	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2018(1)	2019(1)
United States	20.9	20.6

Total North America	20.9	20.6
Brazil	5.5	5.6
Colombia	3.7	3.2
Chile	3.5	3.7
Mexico	4.5	4.4
Ecuador	4.5	3.1
Argentina	2.8	3.9
Other	2.0	2.0

Total Latin America and the Caribbean	26.5	25.8
Germany	2.5	2.7
Other	8.4	8.5

Total Europe	10.9	11.2
Japan	2.4	2.5
China	23.3	24.2
Other	10.1	10.2

Total Asia	35.9	36.9
Other	5.8	5.5

Total exports	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the Government.

Foreign direct investment is the main component of the private financial account. In 2019, foreign direct investment increased to U.S.$8.0 billion, higher than the U.S.$6.5 billion obtained in 2018.

Subject to the economic performance in the following years, foreign direct investment in the following years is expected to evolve in line with the growth in private investment. Current investment projects include Quellaveco, Mina Justa and Ampliación de Toromocho mega projects, as well as other mining projects such as Corani and Coroccohuayco which are expected to occur in the following years.

The Monetary System

Monetary Policy

The inflation rate for 2019 was 1.9% (which was within the Central Bank’s target annual inflation rate for the period, set between 1% and 3%).

During 2019, the Central Bank reduced the reference rate twice, to 2.50% in August from 2.75% and to 2.25% in November. The 2.75% reference rate had been maintained at that level since March 2018.

Liquidity and Credit Aggregates

The following table presents the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2018	2019
Currency in circulation and cash in vaults at banks	17,580	18,427
Deposit at the Central Bank	630	732
Monetary base	18,210	19,506
Gross international reserves	60,288	68,370
Net international reserves	60,121	68,342

Source: Central Bank.

Net international reserves increased from approximately U.S.$60.1 billion 2018, to approximately U.S.$68.3 billion 2019.

	For the Year Ended December 31,
	2018	2019
	(in millions of U.S. dollars at current prices)
Monetary aggregates
Currency in circulation	14,785	15,745
M1	27,373	50,223
M2	63,679	71,499
M3	92,006	101,978
Credit by sector(1)
Public sector (net)(2)	(17,032)	(18,868)
Private sector	92,424	100,116

Total credit aggregates	75,392	81,248

Deposits
Local currency(3)	47,403	54,117
Foreign currency(4)	28,244	30,164

Total deposits	75,647	84,281

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, savings deposits and time deposits in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Reserve Bank of Peru.

Public Sector Finances

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the Government;

•	the Government’s various decentralized administrative and regulatory agencies, such as:

•	ESSALUD; and

•	the National Superintendency for Tax Administration, or SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperu; and Empresa de Electricidad del Perú S.A., or Electroperu.

In 2019, the non-financial public sector deficit was U.S.$3.7 billion, or 1.6% of GDP, lower than the U.S.$5.2 billion or 2.3% of GDP, recorded in 2018. This result was primarily due to the increase in current revenues of the government from 19.3% of GDP in 2018 to 19.7% percent of GDP, mostly due to higher tax revenues mainly from the General Sales Tax (IGV), the Selective Consumption Tax (ISC) and income tax driven by increased tax enforcement and collection measures. Non-tax revenues also increased, mainly reflecting higher social contributions and transfers from public entities.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2018	2019
Primary balance (deficit):
Primary NFPS	(2,106)	(520)
Interest payments:
Total interest payments	3,047	3,199

Overall NFPS	(5,153)	(3,720)
Financing:
External	182	1,356
Domestic	5,319	2,350
Privatization	16	14

Total financing	5,153	3,720

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2018	2019
Primary balance (deficit):
Primary NFPS	(0.9)	(0.2)
Interest payments:
Total interest payments	1.4	1.4

Overall NFPS	(2.3)	(1.6)
Financing:
External	(0.1)	0.6
Domestic	2.4	1.0
Privatization	0	0

Total financing	2.3	1.6

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank.

Central Government

Peru’s central government comprises the Executive branch, including its ministries and other centralized agencies.

The central government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

In 2019, total government revenues were U.S.$38.5 billion, or 16.7% of GDP, compared to U.S.$36.7 billion, or 16.3% of GDP, in 2018.

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

In 2019, total Government expenditures were U.S.$40.5 billion, or 17.6% of GDP, compared to U.S.$38.4 billion, or 17.1% of GDP, in 2018. In 2019, the primary deficit was U.S.$4.8 billion, or 2.1% of GDP, compared to U.S.$4.4 billion, or 2.0% of GDP, in 2018.

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)(2)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2018	2019
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	12,658	13,196
Taxes on goods and services	20,548	21,501
General sales tax	18,461	19,038
Excise taxes	2,087	2,463
Import tariffs	443	427
Other taxes	1,844	1,941

Total tax revenue	31,804	33,183
Non-tax revenue(3)	4,578	4,861

Total current revenue	36,382	38,045
Capital revenue	350	473

Total fiscal revenue	36,732	38,518
Expenditures:
Current non-financial expenditures:
Wages and salaries	11,562	12,114
Goods and services	8,769	9,318
Current transfers	9,563	9,875

Total current non-financial expenditures	29,893	31,307
Capital expenditures:
Fixed investment	5,317	5,296
Other	3,231	3,862

Total capital expenditures	8,548	9,158

Total expenditures	38,442	40,465
Fiscal balance:
Primary fiscal balance	1,707	1,938
Interest	2,741	2,913

Overall fiscal balance	4,448	4,851
Financing:
Foreign financing	781	436
Domestic financing	5,214	4,401
Privatization	16	14

Total financing	4,448	4,851

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts(1)(2)

(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2018	2019
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	5.6	5.7
Taxes on goods and services	9.1	9.3
General sales tax	8.2	8.3
Excise taxes	0.9	1.1
Import tariffs	0.2	0.2
Other taxes	(0.8)	(0.8)

Total tax revenue	14.1	14.4
Non-tax revenue(3)	2.0	2.1

Total current revenue	16.1	16.5
Capital revenue	0.2	0.2

Total fiscal revenue	16.3	16.7
Expenditures:
Current non-financial expenditures:
Wages and salaries	5.1	5.3
Goods and services	3.9	4.0
Current transfers	4.2	4.3

Total current non-financial expenditures	13.3	13.6
Capital expenditures:
Fixed investment	2.4	2.3
Other	1.4	1.7
Total capital expenditures	3.8	4.0

Total expenditures	17.1	17.6
Fiscal balance:
Primary fiscal balance	(0.8)	(0.8)
Interest	1.2	1.3

Overall fiscal balance	(2.0)	2.1
Financing:
Foreign financing	(0.3)	0.2
Domestic financing	2.3	1.9
Privatization	—	—

Total financing	2.0	2.1

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)(1)

(as a percentage of total tax revenue)

	As of December 31,
	2018	2019
Income tax:
Individual	11.9	12.5
Corporate	21.8	21.5
Clearing	6.1	5.7

Total income tax	39.8	39.8
Taxes on goods and services:
Value-added tax	58.0	57.4
Excise tax:
Fuel tax	2.5	2.8
Other	4.1	4.6

Total excise tax	6.6	7.4

Total taxes on goods and services	64.6	64.8

Import tariffs	1.4	1.3
Other taxes	10.1	10.5
Tax refund	(15.9)	(16.3)

Total tax revenue	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.

Source: Central Bank.

The 2020 Budget

The 2020 budget was approved in November 22, 2019 through Urgency Decree No. 014-2019.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the Government, the Central Bank and public sector entities as well as bonds issued in the international capital markets.

External Debt

As of December 31, 2019, taking account of swap agreements, 63.6% of total public debt was denominated in soles. As of December 31, 2019, public sector external debt totaled U.S.$22.6 billion, or 9.8% of GDP, compared to U.S.$23.0 billion, or 10.2% of GDP, as of December 31, 2018.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2018	2019
Public sector external debt	22,977	22,554
Total public sector external debt as % of GDP(1)	10.2%	9.8%
Total public sector external debt as % of total exports(1)	46.8%	47.3%

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank and Ministry of Economy and Finance.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2018	2019
Public sector external debt(1)	(22,977)	(22,554)
Gross international reserves of the Central Bank	60,288	68,370

Reserves, net of public sector external debt	37,311	45,816

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank and Ministry of Economy and Finance.

Peru’s credit ratings are as follows as of December 31, 2019:

•	Fitch: long term issuer default rating of BBB+ (Outlook Stable);

•	Standard & Poor’s: long term foreign currency credit rating of BBB+ (Outlook Stable);

•	Moody’s: long term foreign currency bonds rating of A3 (Outlook Stable); and

In June 2019, Peru issued U.S.$750 million in principal amount of its 2.844% U.S. Dollar-Denominates Global Bonds Due 2030.

In December 2019, Peru consummated a new issuance of bonds and a simultaneous liability management transaction consisting of a (x) switch tender offer to holders of its outstanding (i) 5.2% Bonos Soberanos due 2023 and 5.7% Bonos Soberanos due 2024 and (ii) 7.35% U.S. Dollar-Denominated Global Bonds due 2025 and 4.125% U.S. Dollar-Denominated Global Bonds due 2027; and (y) stand-alone cash tender offer to holders of its outstanding 7.84% Bonos Soberanos due 2020.

The transaction resulted in the following issuances of securities:

•	a new issue of S/8,260,720,000 (equivalent to approximately U.S.$2.4 billion) aggregate principal amount of the Republic’s Sol-Denominated 5.35% Bonos Soberanos due 2040, and

•	a reopening totaling S/1,842,164,000 (equivalent to approximately U.S.$540 million) aggregate principal amount of the Republic’s Sol-Denominated 5.4% Bonos Soberanos due 2034.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2018	2019
Official creditors:
Multilateral debt:
IADB	1,244	1,168
World Bank	1,145	1,564
IFAD(2)	42	48
IMF	—	—
OPEC(3)	—	—
CAF	1,011	1,065
Other	—	—

Total multilateral debt	3,442	3,846

Bilateral debt:
Paris Club	743	788
United States	26	24
Latin America	—	—
East European countries and China	—	—
Japan (Paris Club)	426	431

Total bilateral debt	1,195	1,243

Total official debt	4,636	5,089

Private creditors:
Banking	1,319	1,326
Suppliers	5	2

Total private sector debt	1,324	1,328

Bonds:
Brady + Global Bonds	17,017	16,137

Total public sector external debt	22,977	22,554

(1)	Medium- and long-term debt, excluding IMF financing.

Source: Ministry of Economy and Finance (Office of Public Credit).

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	As of December 31,
	2018	2019
Official creditors:
Multilateral debt:
IADB	5.4	5.2
World Bank	5.0	6.9
IFAD(2)	0.2	0.2
IMF	—	—
OPEC(3)	—	—
CAF	4.4	4.7
Other	—	—

Total multilateral debt	15.0	17.1
Bilateral debt:
Paris Club	3.2	3.5
United States	0.1	0.1
Latin America	—	—
East European countries and China	—	—
Japan (Paris Club)	1.9	1.9

Total bilateral debt	5.2	5.5

Total official debt	20.2	22.6

Private creditors:
Banking	5.7	5.9
Suppliers	—	—

Total private sector debt	5.8	5.9

Bonds:
Brady + Global Bonds	74.1	71.6

Total public sector external debt	100.0	100.0

(1)	Medium- and long-term debt, excluding IMF financing
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy and Finance (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	As of December 31,
	2018	2019
Short-term debt	167	28
Medium- and long-term debt	22,977	22,554

Total	23,144	22,582
Short-term debt (as a % of total public sector external debt)	0.7	0.1
Medium- and long-term debt (as a % of total public sector external debt)	99.3	99.9

(1)	Includes Central Bank debt.

Source: Central Bank and Ministry of Economy and Finance.

The following table provides public sector external debt by currency as of December 31, 2019.

Summary of Public Sector External Debt by Currency(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31, 2019(2)
	U.S.$	%
Currency
U.S. Dollar	18,414	81.6
Japanese yen	520	2.3
Special Drawing Rights (SDR)	48	0.2
Euro	3,119	13.8
Swiss Franc	—	—
Soles(3)	452	2.0

Total	22,554	100.0

(1)	Includes outstanding loans due by COFIDE that are not guaranteed by Peru.
(2)	Exchange rate as of December 31, 2019.
(3)	IADB loans converted to soles.

Source: Ministry of Economy and Finance (Office of Public Credit).

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2018	2019
Interest payments	1,152	1,170
Amortization	1,614	2,205

Total public sector external debt service	2,766	3,375
As % of total exports(2)	4.8	5.8
As % of total exports and workers’ remittances	4.5	5.5
As % of GDP	1.2	1.5
As % of total fiscal revenue	7.5	8.8

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank and Ministry of Economy and Finance.

In 2019, interest and amortization payments on public sector external debt was U.S.$3,375 million, or 1.5% of GDP. During 2019, Peru paid U.S.$629 million to international organizations, U.S.$161 million to Paris Club creditors, U.S.$2.5 billion to holders of sovereign bonds, and U.S.$52 million to other creditors.

Domestic Debt

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2018	2019
Long-term debt:
Banco de la Nación	923	168
Treasury bonds	32,139	38,237
Other	—	—

Total long-term debt	33,062	38,405

Short-term debt	1,907	2,411

Total	34,969	40,815

Total public sector domestic debt as % of GDP	15.5	17.7

Source: Central Bank.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	Principal Amount Outstanding as of June 30,
	2018	2019
Central Bank capitalization bonds	191	119
Financial system support bonds	—	—
Debt exchange bonds	161	89
Pension recognition bonds	1,516	1,288
Sovereign bonds	30,270	36,741
Other bonds	—	—

Total	32,139	38,237

(1)	Excludes intra-governmental debt issued in the form of bonds.

Source: Central Bank.